UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CervoMed Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15713L 109

(CUSIP Number)

Joshua S. Boger, Ph.D.

c/o CervoMed Inc.

20 Park Plaza, Suite 424

Boston, MA 02116

(617) 744-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15713L 109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Joshua S. Boger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,057,268 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,057,268 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,268 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 216,817 shares of common stock, par value $0.001 per share (“Common Stock”), of CervoMed Inc. (the “Issuer”) owned directly by the Reporting Person, (ii) 644,703 shares of Common Stock held by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the “JSB 2021 Trust”), of which the Reporting Person is the sole trustee and (iii) 195,748 shares of Common Stock held by The Amy S. Boger 2021 Trust, of which the Reporting Person is the sole trustee. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(2)

Percentage ownership is based on 6,170,479 shares of Common Stock outstanding as of February 27, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2024.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed by Joshua S. Boger (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on February 9, 2024, and relates to the common stock, par value $0.001 per share (the “Common Stock”), of CervoMed Inc., a Delaware corporation (the “Issuer”).

This Amendment amends Items 3, 5, 6 and 7 as set forth below. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on March 30, 2023, the Issuer, Dawn Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Issuer (“Merger Sub”), and EIP Pharma, Inc., a Delaware corporation (“EIP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub merged with and into EIP, with EIP continuing as a wholly-owned subsidiary of Issuer and the surviving corporation of the merger (the “Merger”). The closing of the Merger occurred on August 16, 2023 (the “Closing Date”) and, at the Effective Time, the Issuer filed an amendment to its certificate of incorporation to change its name from “Diffusion Pharmaceuticals Inc.” to “CervoMed Inc.”

Pursuant to the terms of the Merger Agreement, effective as of the Closing Date and after giving effect to the Merger exchange ratio of 0.1151 shares of Common Stock for each share of EIP capital stock and a 1-for-1.5 reverse stock split of the Common Stock implemented by the Issuer immediately prior to the Effective Time (as applicable):

●

823,407 shares of EIP common stock, 694,652 shares of EIP Series A-2 preferred stock, and 365,670 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned directly by the Reporting Person converted into the right to receive, in the aggregate, 216,817 shares of Common Stock.

●

472,303 shares of EIP common stock and 820,000 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by The Joshua S. Boger 2021 Trust DTD 12/09/2021 (the “JSB 2021 Trust”) converted into the right to receive, in the aggregate, 148,744 shares of Common Stock. The Reporting Person is the sole trustee of the JSB 2021 Trust.

●

1,700,680 shares of EIP common stock issued upon conversion of EIP convertible notes owned by The Amy S. Boger 2021 Trust (the “ASB 2021 Trust”) converted into the right to receive, in the aggregate, 195,748 shares of Common Stock. The Reporting Person is the sole trustee of the ASB 2021 Trust.

●

3,428,571 shares of EIP Series B preferred stock and 880,689 shares of EIP common stock issued upon conversion of EIP convertible notes, in each case, owned by the JSB 2021 Trust converted into the right to receive a pre-funded warrant to purchase, in the aggregate, 495,995 shares of Common Stock at an exercise price of $0.001 per share (the “Pre-Funded Warrant”).

The Pre-Funded Warrants were originally subject to certain limitations with respect to any exercise that would result in the Reporting Person beneficially owning in excess of 9.99% of the outstanding Common Stock after giving effect to such exercise and, accordingly, were excluded from the Reporting Person’s beneficial ownership.

On February 26, 2024, the Issuer and the JSB 2021 Trust entered into an amendment (the “Warrant Amendment”) to the Pre-Funded Warrant pursuant to which the parties eliminated the beneficial ownership limitation. On February 26, 2024, following the effectiveness of the Warrant Amendment, the Pre-Funded Warrant was exercised in full on a cashless basis. In accordance with the terms of the Pre-Funded Warrant, 36 shares of Common Stock were withheld in lieu of a cash payment of the exercise price and the JSB 2021 Trust was issued the remaining 495,959 shares of Common Stock underlying the Pre-Funded Warrant.

The foregoing descriptions of the Pre-Funded Warrant and the Warrant Amendment are qualified in their entirety by reference to the full text of the form of Pre-Funded Warrant and the Warrant Amendment, copies of which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and incorporated herein by reference.

2. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer

(a, b)

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,057,268 shares of Common Stock, which represents approximately 17.1% of the shares of Common Stock outstanding. The Reporting Person disclaims beneficial ownership of the securities held by the ASB 2021 Trust and the JSB 2021 Trust, except as to his pecuniary interest therein (if any) and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

The foregoing beneficial ownership percentage is based on a total of 6,170,479 shares of Common Stock outstanding as of February 27, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on February 28, 2024.

(c) The response to Item 3 is incorporated by reference herein. The Reporting Person was involved in (i) the Merger as a security holder of EIP and (ii) the Warrant Amendment and subsequent exercise as sole trustee of the JSB 2021 Trust. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Person within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

3. Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pre-Funded Warrant. The response to Item 3 relating to the Pre-Funded Warrant is incorporated by reference herein.

Lock-Up Agreement. Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Reporting Person agreed not to, except in limited circumstances, transfer, grant an option with respect to, sell, exchange, pledge or otherwise dispose of, or encumber any shares of the Common Stock for one hundred and eighty days following the effective time of the Merger. Accordingly, the Lock-Up Agreement expired pursuant to its terms on February 12, 2024. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

4. Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.

Agreement and Plan of Merger, dated as of March 30, 2023, by and among Diffusion Pharmaceuticals Inc., Dawn Merger Sub, Inc. and EIP Pharma, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2023).

2.	Form of Pre-Funded Warrant (Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 17, 2023).
3.

Amendment to Pre-Funded Warrant, dated as February 26, 2024, by and between CervoMed Inc. and The Joshua S. Boger 2021 Trust DTD 12/09/2021 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2024).

4.	Form of Lock-Up Agreement, dated March 30, 2023 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 30, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2024	/s/ William R. Elder
By: William R. Elder
Title: Attorney-in-Fact for the Reporting Person

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